UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2020

NOVUS CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39288	84-5042965
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8556 Oakmont Lane

Indianapolis, IN 46260

(Address of Principal Executive Offices) (Zip Code)

(317) 590-6959

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	NOVSU	Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	NOVS	Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	NOVSW	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure

On December 15, 2020, Novus Capital Corporation, a Delaware corporation (“Novus Capital”) and AppHarvest, Inc., a Delaware public benefit corporation (“AppHarvest”), released an analyst presentation (the “Analyst Presentation”) for use in connection with the proposed transaction pursuant to the Business Combination Agreement and Plan of Reorganization, dated as of September 28, 2020, by and among Novus Capital, AppHarvest and ORGA, Inc., a Delaware corporation and wholly owned subsidiary of Novus Capital (“Merger Sub”), pursuant to which AppHarvest will be merged with and into Merger Sub (the “Merger”) with AppHarvest surviving the Merger as a wholly owned subsidiary of Novus Capital. The Analyst Presentation contains updated forecasts, including on slides 35 through 38. A copy of the Analyst Presentation is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Novus Capital under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

Certain statements included in the Analyst Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in the Analyst Presentation, and on the current expectations of the respective management of AppHarvest and Novus Capital and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AppHarvest and Novus Capital. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Merger, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Merger or that the approval of the stockholders of Novus Capital or AppHarvest is not obtained; failure to realize the anticipated benefits of the proposed Merger; risks relating to the uncertainty of the projected financial information with respect to AppHarvest; risks related to the rollout of AppHarvest’s business and the timing of expected business milestones; the effects of competition on AppHarvest’s business; the amount of redemption requests made by Novus Capital’s stockholders; the ability of Novus Capital or AppHarvest to issue equity or equity linked securities or obtain debt financing in connection with the proposed Merger or in the future, and those factors discussed in Novus Capital’s Registration Statement on Form S 4 as amended to date, under the heading “Risk Factors,” and other documents Novus Capital has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus Capital nor AppHarvest presently know, or that Novus Capital nor AppHarvest currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus Capital’s and AppHarvest’s expectations, plans, or forecasts of future events and views as of the date of the Analyst Presentation. Novus Capital and AppHarvest anticipate that subsequent events and developments will cause Novus Capital’s and AppHarvest’s assessments to change. However, while Novus Capital and AppHarvest may elect to update these forward-looking statements at some point in the future, Novus Capital and AppHarvest specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus Capital’s and AppHarvest’s assessments of any date subsequent to the date of the Analyst Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital has filed the Registration Statement with the SEC, which includes a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the Registration Statement.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
99.1	Analyst Presentation, dated December 15, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 15, 2020	NOVUS CAPITAL CORPORATION

	By:	/s/ Vincent Donargo
Name: Vincent Donargo Title: Chief Financial Officer